Exhibit 1
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FOR IMMEDIATE RELEASE                                            25 January 2008


                              WPP GROUP PLC ("WPP")

                JWT acquires majority stake in Encompass in India


WPP announces that its wholly-owned operating company JWT, the leading global marketing services network, has agreed to acquire, subject to regulatory approval, a majority stake in Encompass Events Private Limited ("Encompass"), a leading independent events and promotions agency.

Founded in 1996 by Roshan Abbas and Sukrit Singh, Encompass employs 240 people and is based in New Delhi with offices in Mumbai, Bangalore, Chennai, Kolkatta, Hyderabad and Singapore. Clients include Accenture, Ford, GlaxoSmithKline, Hewlett-Packard, HSBC, Microsoft, National Geographic Channel, Nokia and Pepsi.

Encompass's unaudited revenues for the year ended 31 March 2007 were INR 206 million, with gross assets at the same date of INR 104 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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